                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of August, 2004                   Commission File Number:  0-20235


                          NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F [ ]                               Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes [ ]    Assigned    File No.  ____________        No [X]

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          NORTH AMERICAN PALLADIUM LTD.

Date:     August 4, 2004                  By:  /s/ Mary Batoff
     ------------------------------          -----------------------------------
                                                   Mary Batoff

                                          Title:  Secretary

                                  EXHIBIT INDEX

Exhibit         Description of Exhibit                                    Page
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      1         Notice of voting results from the annual and
                special meeting of shareholders held on
                June 23, 2004.                                             4